UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of São Paulo - SABESP

(Translation of Registrant’s name into English)

Rua Costa Carvalho, 300

05429-900 São Paulo, SP, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [_] No [X]

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

SABESP ANNOUNCES THE IMPLEMENTATION OF NEW CONCESSION AGREEMENT, TARIFF STRUCTURE AND COMPANY BYLAWS AND POLICIES

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP (“Company”) (B3: SBSP3; NYSE: SBS) informs its shareholders and the market that, following the settlement of the secondary public offering of its shares and privatization of the Company on July 22, 2024, the Concession Agreement dated May 24, 2024, which was entered into between the Company and the Regional Unit for Drinking Water Supply and Sewage Services (Unidade Regional de Serviços de Abastecimento de Água Potável e Esgotamento Sanitário – “URAE”) of the Southeastern region (URAE-1), with the consent of the São Paulo State Public Services Regulatory Agency (Agência Reguladora de Serviços Públicos do Estado de São Paulo – ARSESP), became effective on the date hereof.

As a result, the Company implemented a new tariff structure to reduce residential tariffs by 1%, social and vulnerable tariffs by 10%, and all other tariffs by 0.5%, applicable only to the first consumption tier.

In addition, the following documents became effective: (i) the Company’s new bylaws, as approved at our Extraordinary Shareholders’ Meeting held on May 27, 2024; and (ii) the Company’s new related party transactions, duties and responsibilities, and allocation of results and dividend distribution policies, each as approved by the Company’s Board of Directors. The Company’s new bylaws were furnished on Form 6-K with the U.S. Securities and Exchange Commission on June 19, 2024.

São Paulo, July 23, 2024

Catia Cristina Teixeira Pereira

Chief Financial Officer and Investor Relations Officer